Exhibit G

Adjustment of the exchange ratio for minority shareholders of GSW Immobilien AG regarding the exchange of GSW Immobilien AG shares into Deutsche Wohnen AG shares

- ISIN DE000GSW1111 -

Frankfurt am Main and Berlin, 5 June 2015. As part of the capital increase by Deutsche Wohnen AG, publicly announced on 20 May 2015, with subscription rights for the existing shareholders, Deutsche Wohnen AG adjusts the exchange ratio of the settlement offer to GSW Immobilien AG shareholders, the adjustment being an anti-dilution measure in accordance with section 5 para. 4 of the domination agreement dated 30 April 2014. Deutsche Wohnen AG herewith announces that the exchange ratio was adjusted to 3 : 7.0790 (before: 3 : 7). This means that the settlement offer may be accepted for three shares of GSW Immobilien AG in exchange for 7.0790 new Deutsche Wohnen AG bearer shares with no-par value (Stückaktien).

About Deutsche Wohnen

Deutsche Wohnen is one of the largest publicly listed residential property companies in Germany and Europe with a business focus on managing and developing its portfolio, which focuses on residential properties. As at 31 March 2015 the portfolio comprised a total of 148,935 units, of which 146,850 are residential units and 2,085 commercial properties. Deutsche Wohnen is listed in the Deutsche Börse’s MDAX and is also included in the leading indices EPRA/NAREIT and GPR 100.

Important Notice

No action has been or will be taken outside the Federal Republic of Germany and the Grand Duchy of Luxembourg that would permit a public offering of the shares, or the distribution of a prospectus or any other offering material relating to such shares outside these jurisdictions except to the extent that such distribution is permitted under the laws of the relevant jurisdiction. The Acceptance of this Settlement Offer outside of Germany may be subject to restrictions. Persons intending to accept the Settlement Offer outside of Germany are requested to obtain information on and comply with the relevant legal requirements outside of Germany.